Exhibit 99.1

For Immediate Release

Contact for Media:	Vincent Power
Sears Canada Corporate Communications
416-941-4422;
vpower@sears.ca

Sears Canada Announces Growth in Same Store Sales, Units Sold in

Fourth Quarter 2016 Results

Same Store Sales Growth continues into early 2017

TORONTO — April 26, 2017 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) today announced operational highlights and financial results for the fourth quarter of Fiscal 20161.  The results are highlighted by growth in same store sales and units sold since mid-November and through the first two months of Fiscal 2017. Brandon G. Stranzl, Executive Chairman of Sears Canada, said, “Our work to reinvent our business with product innovation, customer experience, and brand positioning is starting to resonate with consumers.  After many, many years of decline, Sears Canada is starting to realize growth in same store sales.  We still have a lot of hard work to do and challenges ahead of us, but we are resolutely focused on the steps required to drive sustainable growth and profitability over time.”  We have recently seen promising signs of growth in same store sales since the anniversary of the termination of the credit card business as of November 15, 2016.  (Shown in the table below.2)

Fiscal 2016 to March 2017 Same Store Sales and Same Store Units

	YTD Nov 15th 2016(*)	Nov 16th-30th 2016	Dec 2016	Jan 2017	Feb 2017	Mar 2017
Same Store Sales
Core	(7.9)%	8.6%	1.2%	7.1%	7.1%	2.8%
Other	(3.4)%	8.7%	9.3%	0.2%	2.1%	11.4%
Total	(7.1)%	8.6%	2.2%	5.9%	6.2%	4.1%

Same Store Units
Core	(3.1)%	13.7%	6.1%	35.8%	37.6%	33.0%
Other	(22.1)%	(42.8)%	(32.9)%	(35.9)%	(35.7)%	4.7%
Total	(4.6)%	8.9%	3.0%	28.5%	30.3%	30.8%

(*)   The credit card marketing and servicing agreement between the Company and JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMC”) terminated on November 15, 2015

1  Fourth quarter 2016 and 2015 represent the 13-week periods ended January 28, 2017 and January 30, 2016, respectively.  Fiscal 2016 and 2015 represent the 52- week periods ended January 28, 2017 and January 30, 2016, respectively.

2  The Company does not intend to disclose monthly same store sales on a recurring basis. This is a one-time disclosure to help readers understand the impact of (i) the credit card termination and (ii) the new business strategy.

Fourth Quarter 2016 Key Operational Highlights

•                  Same Store Sales.  Same store sales increased by 1.3% in the fourth quarter compared to the same quarter last year and core retail same store sales increased by 0.9%.  The Company has been focused on a more customer-centric, out-the-door selling price model, including everyday price adjustments for major appliances and mattresses based on competitors’ online pricing, which has resulted in an increase of unit sales across all store channels for the fourth quarter this year compared to the fourth quarter last year.

•                  Adjusted EBITDA.  Adjusted EBITDA for the fourth quarter was a loss of $63.7 million compared to a loss of $51.2 million in the same quarter last year.

•                  Sears 2.0.  Sears Canada continued to focus on its new format by converting two more stores to the Sears 2.0 concept for a total of four converted stores.

•                  Initium.  An updated sears.ca website launched across Canada in November 2016.

•                  Real Estate Transactions.  During the fourth quarter of this year, Sears Canada closed transactions with proceeds of $62.9 million and $30.9 million (previously announced as $31.3 million).  On March 1, 2017, the Company announced the closing of a previously-announced transaction for proceeds of $50.0 million for its logistics centre located in Ville St. Laurent, Quebec.  In addition, a transaction for proceeds of $7.0 million (originally announced as $8.0 million) closed during the first quarter of 2017.  None of these transactions is resulting in store closures.

•                  Cost Reductions.  The Company achieved annualized cost reductions of $159.6 million for 2016, which exceeded the upper range of its targeted annualized costs savings of $155.0 million.  The Company will reinvest some of these cost savings in new businesses and categories, such as Initium and a new off-price business (discussed below), intended to drive growth.

•                  New Off-Price Business and Sears Label Essentials.  Two key merchandising strategies have recently been introduced that demonstrate Sears leadership as a retailer of high quality products at sharp price-points.  During the second half of 2016, the Company soft launched an off-price business with a dedicated merchandising team to bring outstanding deals on designer products to our customers. In early 2017, the Company formally launched this business as “The Cut @ Sears”, with structured online and in-store experiences and marketing support.  In March 2017, the Company also began rebranding its private label businesses with the introduction of a new line of everyday favourites on the Sears Label — key essentials for women, men, kids and the home.  Sears Label essentials are positioned at elevated quality with prices designed to turn the inventory quickly.

Fourth Quarter 2016 Financial Results

•                  Revenue.  Revenue was $744.0 million in the fourth quarter, a decline of 16.2% compared to the same quarter last year.  The difference between this decline and the same stores sales increase of 1.3% was primarily due to (1) store exits since last year and (2) the decline in revenues in the Company’s Direct business. The decline in the Direct business was due to (1) a planned and significant reduction in catalogues versus last year in response to lower customer demand, (2) operational challenges experienced with the launch of the new website and back-end logistics technology and (3) a planned decline in the number of merchandise pick-up locations to reduce costs.

•                  Gross Margin.  The gross margin rate was 24.7% in the fourth quarter, as compared to 28.7% for the same quarter last year, a decrease of 400 bps. The decline was due to a combination of factors, including expenses incurred in the Direct business to resolve customer deliveries during the Holiday season, the planned reduction in catalogues, lower retail prices, and a higher mix of clearance.  The Company is working towards offsetting declines in legacy catalogue revenue with growth in ecommerce, and to align merchandise costs with out-the-door selling prices and expects these efforts to generate higher margins as it progresses through 2017.

•                  Adjusted EBITDA.  Adjusted EBITDA was a loss of $63.7 million in the fourth quarter compared to a loss of $51.2 million for the same quarter last year.  Adjusted EBITDA is a non-IFRS measure.

•                  Net Earnings.  The net loss for the fourth quarter this year was $45.8 million or 45 cents per share compared to net earnings of $30.9 million or 30 cents per share in the fourth quarter last year. The fourth quarter last year included a gain on the termination of the credit card agreement of $170.7 million.  For a list of other non-recurring charges in the fourth quarters of Fiscal 2016 and Fiscal 2015, please refer to the “Reconciliation of Net (Loss) Earnings to Adjusted EBITDA” table included in this release.

•                  Cash Position and Liquidity.  Sears Canada ended the fourth quarter with $235.8 million in cash versus $313.9 million in cash at the end of the fourth quarter of last year.  Since the end of the quarter, the Company received $57.0 million from the real estate transactions that closed in the first quarter of 2017, and $125.0 million from the initial tranche of the up to $300.0 million previously announced term loan, before transaction fees.

Additional Commentary

The year 2016 was all about starting to change Sears Canada, and 2017 will be the year that change is more fully realized. Our focus is on three pillars of change: product innovation, customer experience, and brand positioning. We are leveraging these pillars, in addition to business plans for operational enhancements from our new technology platform, increased visibility to our supply chain, better sourcing costs, continued store network and Sears 2.0 in-store footprint optimization, and overall cost improvements, in order to foster continued growth in sales and create a path to profitability.

In the past year, we introduced the Cut @ Sears and the new Sears Label essentials, which have now re-established Sears Canada with strong product and solid positioning. The Sears Label means high quality products designed, sourced and sold direct to customers.  The Cut @ Sears means of-the-moment fashion in limited supply and designer labels at 30-60% less.  In our big ticket businesses — mattresses and appliances — we have designed our pricing strategies to offer the best prices in Canada, every day. All of these products are showcased in a reinvented customer experience, which spans across the new digital ecommerce platform and the new Sears 2.0 in-store format, as well as a redesigned approach to deliver WOW through customer service.  The Sears brand is re-connecting with Canadians on a meaningful basis by giving them amazing products to buy at great prices they can trust.

“Product.  Experience.  Positioning.  Those are the pillars of change put in place over the past year.  The change is made possible by a major effort to revamp our culture and leadership,” continued Mr. Stranzl. “These cultural principles are outlined on our website at www.sears.ca/reinvention.  Our 16,000 associates make this culture happen every day, and I thank them for their hard work and focused determination; they should rightfully be proud of their work in getting Sears Canada growing again.”

About Sears Canada

Sears Canada Inc. is an independent Canadian online and store retailer whose head office is based in Toronto.  Sears Canada’s unique positioning is that it now offers consumers Sears label products, which are designed and directly sourced by Sears Canada, and also of-the-moment fashion and designer labels at 30-60% less in The Cut @ Sears.  Sears Canada also has a top ranked mattress business in Canada, and the number one appliance business in Canada.  Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers.   Information can be found at sears.ca/reinvention.

Disclaimer and Cautionary Note Regarding Forward-Looking Statements

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s ability to compete effectively in the highly competitive retail industry; the ability of the Company to successfully implement its strategic initiatives; the ability of the Company to enhance its financial flexibility and liquidity, including to improve its cash position; weaker business performance in the fourth quarter, traditionally the Company’s strongest quarter; seasonal weather patterns; customer preferences and changes in consumer spending; ability to achieve productivity improvements and cost savings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; ability of the Company to secure an agreement with a financial institution for the management of the company’s credit and financial services operations; ability to implement and continue the Company’s new consumer financing program; the ability of the Company’s new loyalty program to attract and retain customers; ability to successfully implement the Company’s new digital e-commerce platform nation-wide; ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; fire damage to and/or, structural integrity and fire safety of, foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; the credit worthiness and financial stability of the Company’s licensees and business partners;  willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; loss of reputation resulting from security or data breaches or loss of customer information; failure of the Company’s IT systems; fraud or theft resulting from weaknesses in the Company’s payment systems; effect of long-term leases on the Company’s ability to respond to changing demographics; failure to comply with operating covenants in the Company’s leases; changes in laws, rules and regulations applicable to the Company; loss of the Company’s status as a foreign private issuer; compliance costs associated with environmental laws and regulations; the outcome of pending legal proceedings; maintaining adequate insurance coverage; changes to customer spending patterns due to domestic or international events outside the Company’s control; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; limits on the Company’s access to financing sources; fluctuations in foreign currency exchange rates; failure of counterparties to meet their payment obligations to the Company; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; interest rate fluctuations and other changes in funding costs and investment income; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments, Inc. (“ESL”) and other significant shareholders; price and volume volatility of the Company’s common shares; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; and uncertainties associated with critical accounting assumptions and estimates. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 9 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and under Section 9 “Risks and Uncertainties” in the MD&A in the Company’s most recent interim report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators.

All of the forward-looking statements included in this release are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of the Company’s most recent annual and interim MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward-looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s audited consolidated financial statements for the 52-week period ended January 28, 2017 and Management’s Discussion and Analysis thereon are available on the System for Electronic Document Analysis and Retrieval website at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov.

Selected Consolidated Financial Information

The following tables set out summary unaudited consolidated financial information and supplemental information for the periods indicated, derived from the audited consolidated financial statements for the 52-week period ended January 28, 2017. The summary unaudited consolidated financial information set out for these periods has been prepared on a basis consistent with our audited consolidated financial statements for the 52-week period ended January 28, 2017. The information presented herein does not contain disclosures required by IFRS and should be read in conjunction with the Company’s audited consolidated financial statements for the 52-week period ended January 28, 2017.

SEARS CANADA INC.

RECONCILIATION OF NET (LOSS) EARNINGS TO ADJUSTED EBITDA

For the 13 and 52-week periods ended January 28, 2017 and January 30, 2016

Unaudited

	Fourth Quarter		Fiscal
(in CAD millions, except per share amounts)	2016	2015	2016	2015
Net (loss) earnings	$(45.8)	$30.9	$(321.0)	$(67.9)
Transformation expense[1]	9.3	9.7	44.2	16.5
Gain on termination of credit card arrangement[2]	—	(170.7)	—	(170.7)
Gain on lease termination and sale and leaseback transactions[3]	(59.9)	—	(105.9)	(67.2)
Gain on settlement of retirement benefits[4]	—	—	—	(5.1)
Asset held for sale impairment[5]	2.3	3.8	7.3	3.8
Other asset impairment[6]	27.7	74.6	45.0	74.6
Warehouse impairment reversal[7]	—	(15.1)	—	(15.1)
TBI costs[8]	—	—	—	6.4
Environmental remediation costs[9]	(2.8)	3.2	(1.0)	3.2
Lease exit costs[10]	2.9	—	12.6	—
Depreciation and amortization expense	7.3	11.1	31.4	48.4
Finance costs	0.3	2.1	8.9	9.7
Interest income	(2.6)	(0.3)	(7.2)	(2.3)
Income tax (recovery) expense	(2.4)	(0.5)	2.8	5.2
Adjusted EBITDA[11]	$(63.7)	$(51.2)	$(282.9)	$(160.5)
Basic net (loss) earnings per share	$(0.45)	$0.30	$(3.15)	$(0.67)

(1)	Transformation expense during Fiscal 2016 and Fiscal 2015 relates primarily to severance costs incurred during the period.
(2)

Gain on termination of credit card arrangement represents the net gain on the sale of JPMorgan Chase’s portfolio of credit card accounts and related receivables related to the Sears credit card and Sears Mastercard during Fiscal 2015.

(3)

Gain on lease termination and sale and leaseback transactions represents the net gain related to a lease termination and selling and leasing back certain properties owned by the Company during Fiscal 2016 and Fiscal 2015.

(4)	Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015.
(5)

Asset held for sale impairment represents the charge related to writing down the carrying value of the property, plant and equipment of one retail store and certain logistics centres to fair value less costs to sell during Fiscal 2016 and Fiscal 2015.

(6)

Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment and intangibles of certain cash generating units during Fiscal 2016 and Fiscal 2015.

(7)

Warehouse impairment reversal represents the partial reversal during Fiscal 2015 of the charge related to writing down the carrying value of the property, plant and equipment of the Montreal warehouse during Fiscal 2014 to fair value less costs to sell.

(8)	TBI costs represent the estimated costs to the Company related to TravelBrands Inc. (a licensee of the Company) filing for creditor protection during Fiscal 2015.
(9)

Environmental remediation costs in Fiscal 2015 relate to estimated costs required to restore the Park Street Logistics Centre located in Regina, in order to sell the property in Fiscal 2016. Reversal of environmental remediation costs were made in Fiscal 2016 based on actual environmental remediation costs incurred. The Park Street Logistics Centre was sold during Fiscal 2016.

(10)	Lease exit costs relate primarily to costs incurred to exit certain properties during Fiscal 2016.
(11)

Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.

RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO TOTAL SAME STORE SALES

For the 13 and 52-week periods ended January 28, 2017 and January 30, 2016

Unaudited

	Fourth Quarter		Fiscal
(in CAD millions)	2016	2015	2016	2015
Total merchandising revenue	$744.0	$887.6	$2,613.6	$3,145.7
Non-comparable sales	110.3	194.1	529.0	708.5
Total same store sales[1]	633.7	693.5	2,084.6	2,437.2
Percentage change in total same store sales	1.3%	(1.6)%	(4.3)%	(2.3)%
Percentage change in total same store sales by category
Apparel & Accessories	(1.5)%	0.4%	(5.9)%	(4.6)%
Home & Hardlines	4.0%	(3.5)%	(3.3)%	(0.7)%

Percentage change in Core Retail same store sales	0.9%	(0.8)%	(4.9)%	(0.6)%
Percentage change in Core Retail same store sales by category
Apparel & Accessories	(1.7)%	2.9%	(5.3)%	(1.5)%
Home & Hardlines	3.9%	(5.1)%	(4.9)%	—%

(1)

Total same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company’s Full-line and Sears Home stores that were continuously open during both of the periods being compared. More specifically, the same store sales metrics compare the same calendar weeks for each period and represents the 13 and 52-week periods ended January 28, 2017 and January 30, 2016. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metrics exclude the Direct channel.

SEARS CANADA INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Unaudited

(in CAD millions)	As at January 28, 2017	As at January 30, 2016
ASSETS
Current assets
Cash	$235.8	$313.9
Accounts receivable, net	67.1	59.4
Income taxes recoverable	12.3	35.9
Inventories	598.5	664.8
Prepaid expenses	34.5	31.0
Derivative financial assets	0.1	6.6
Assets classified as held for sale	57.0	22.1
Total current assets	1,005.3	1,133.7
Non-current assets
Property, plant and equipment	227.1	444.1
Investment properties	2.0	17.0
Intangible assets	2.0	22.5
Deferred tax assets	0.7	0.6
Other long-term assets	7.3	15.3
Total assets	$1,244.4	$1,633.2
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$319.8	$332.7
Deferred revenue	136.1	158.3
Provisions	61.6	75.8
Income taxes payable	0.6	2.6
Other taxes payable	22.3	17.3
Derivative financial liabilities	0.6	—
Current portion of long-term obligations	3.7	4.0
Total current liabilities	544.7	590.7
Non-current liabilities
Long-term obligations	16.6	20.2
Deferred revenue	69.4	74.2
Retirement benefit liability	308.6	326.9
Other long-term liabilities	82.9	67.0
Total liabilities	1,022.2	1,079.0
SHAREHOLDERS’ EQUITY
Capital stock	14.9	14.9
Share-based compensation reserve	3.1	—
Retained earnings	418.0	739.0
Accumulated other comprehensive loss	(213.8)	(199.7)
Total shareholders’ equity	222.2	554.2
Total liabilities and shareholders’ equity	$1,244.4	$1,633.2

SEARS CANADA INC.

CONSOLIDATED STATEMENTS OF NET (LOSS) EARNINGS AND COMPREHENSIVE LOSS (INCOME)

For the 13 and 52-week periods ended January 28, 2017 and January 30, 2016

Unaudited

	13-Week Period		52-Week Period
(in CAD millions, except per share amounts)	2016	2015	2016	2015
Revenue	$744.0	$887.6	$2,613.6	$3,145.7
Cost of goods and services sold	560.6	632.5	1,900.5	2,145.9
Selling, administrative and other expenses	293.8	393.6	1,135.5	1,298.1
Operating loss	(110.4)	(138.5)	(422.4)	(298.3)

Gain on lease termination and sale and leaseback transactions	59.9	—	105.9	67.2
Gain on termination of credit card arrangement	—	170.7	—	170.7
Gain on settlement of retirement benefits	—	—	—	5.1
Finance costs	0.3	2.1	8.9	9.7
Interest income	2.6	0.3	7.2	2.3
(Loss) earnings before income taxes	(48.2)	30.4	(318.2)	(62.7)

Income tax recovery (expense)
Current	2.8	(0.8)	(0.3)	(8.1)
Deferred	(0.4)	1.3	(2.5)	2.9
	2.4	0.5	(2.8)	(5.2)
Net (loss) earnings	$(45.8)	$30.9	$(321.0)	$(67.9)

Basic and diluted net (loss) earnings per share	$(0.45)	$0.30	$(3.15)	$(0.67)

Net (loss) earnings	$(45.8)	$30.9	$(321.0)	$(67.9)

Other comprehensive (loss) income, net of taxes:

Items that may subsequently be reclassified to net (loss) earnings:
(Loss) gain on foreign exchange derivatives	(0.9)	10.2	(12.6)	19.2
Reclassification to net (loss) earnings of (gain) loss on foreign exchange derivatives	(0.7)	(7.9)	5.0	(18.7)

Items that will not subsequently be reclassified to net (loss) earnings:
Remeasurement (loss) gain on net defined retirement benefit liability	(6.5)	48.8	(6.5)	50.8

Total other comprehensive (loss) income, net of taxes	(8.1)	51.1	(14.1)	51.3
Total comprehensive (loss) income	$(53.9)	$82.0	$(335.1)	$(16.6)

SEARS CANADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the 13 and 52-week periods ended January 28, 2017 and January 30, 2016

Unaudited

	13-Week Period		52-Week Period
(in CAD millions)	2016	2015	2016	2015
Cash flow generated from (used for) operating activities
Net (loss) earnings	$(45.8)	$30.9	$(321.0)	$(67.9)
Adjustments for:
Depreciation and amortization expense	7.3	11.1	31.4	48.4
Share-based compensation	0.3	—	3.1	(0.4)
(Gain) loss on disposal of property, plant and equipment	(2.7)	—	(4.4)	0.3
Net impairment losses	30.0	63.3	52.3	63.3
Gain on lease termination and sale and leaseback transactions	(59.9)	—	(105.9)	(67.2)
Gain on termination of credit card arrangement	—	(170.7)	—	(170.7)
Finance costs	0.3	2.1	8.9	9.7
Interest income	(2.6)	(0.3)	(7.2)	(2.3)
Retirement benefit plans expense	3.4	4.8	14.1	18.9
Gain on settlement of retirement benefits	—	—	—	(5.1)
Short-term disability expense	1.1	1.4	4.6	4.9
Income tax (recovery) expense	(2.4)	(0.5)	2.8	5.2
Interest received	2.8	0.2	7.4	1.1
Interest paid	(1.0)	(0.8)	(3.4)	(2.7)
Retirement benefit plans contributions	(10.0)	(12.0)	(43.5)	(48.6)
Income tax refunds, net	2.0	3.1	25.0	87.6
Changes in non-cash working capital balances	78.5	150.1	0.1	(64.3)
Changes in non-cash long-term assets and liabilities	0.9	(3.0)	(5.7)	(11.7)
	2.2	79.7	(341.4)	(201.5)
Cash flow generated from investing activities
Purchases of property, plant and equipment and intangible assets	(12.0)	(15.3)	(27.4)	(45.4)
Proceeds from sale of property, plant and equipment	0.4	0.1	3.1	0.3
Proceeds from termination of credit card arrangement	—	174.0	—	174.0
Net proceeds from lease termination and sale and leaseback transactions	93.5	—	295.0	130.0
	81.9	158.8	270.7	258.9
Cash flow used for financing activities
Interest paid on finance lease obligations	(0.4)	(0.4)	(1.7)	(1.9)
Repayment of long-term obligations	(1.0)	(0.9)	(3.9)	(3.9)
	(1.4)	(1.3)	(5.6)	(5.8)
Effect of exchange rate on cash at end of period	(1.9)	2.1	(1.8)	3.3
Increase (decrease) in cash	80.8	239.3	(78.1)	54.9
Cash at beginning of period	$155.0	$74.6	$313.9	$259.0
Cash at end of period	$235.8	$313.9	$235.8	$313.9